SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 28, 2017

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Fiscal Year Ended March 31, 2017

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No. 17-045E
April 28, 2017
Consolidated Financial Results
for the Fiscal Year Ended March 31, 2017

Tokyo, April 28, 2017 -- Sony Corporation today announced its consolidated financial results for the fiscal year ended March 31, 2017 (April 1, 2016 to March 31, 2017).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal Year ended March 31
	2016	2017	Change in yen	2017*
Sales and operating revenue	¥8,105.7	¥7,603.3	-6.2%	$67,886
Operating income	294.2	288.7	-1.9	2,578
Income before income taxes	304.5	251.6	-17.4	2,247
Net income attributable to Sony Corporation’s stockholders	147.8	73.3	-50.4	654
Net income attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥119.40	¥58.07	-51.4	$0.52
- Diluted	117.49	56.89	-51.6	0.51

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 112 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of March 31, 2017.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

The average foreign exchange rates during the fiscal years ended March 31, 2016 and 2017 are presented below.

	Fiscal Year ended March 31
	2016	2017	Change
The average rate of yen
1 U.S. dollar	¥120.1	¥108.4	10.8%	（yen appreciation）
1 Euro	132.6	118.8	11.6	（yen appreciation）

Consolidated Results for the Fiscal Year Ended March 31, 2017

Sales and operating revenue (“Sales”) decreased by 6.2% compared to the previous fiscal year (“year-on-year”) to 7,603.3 billion yen (67,886 million U.S. dollars).  This decrease was mainly due to the impact of foreign exchange rates.  On a constant currency basis, sales were essentially flat year-on-year, due to significant increases in Game & Network Services (“G&NS”) and Semiconductors segment sales, substantially offset by a significant decrease in Mobile Communications (“MC”) segment sales.  For further details about the impact of foreign exchange rates fluctuations on sales and operating income (loss), see Notes on page 11.

Operating income decreased 5.5 billion yen year-on-year to 288.7 billion yen (2,578 million U.S. dollars).  This decrease was mainly due to the 962 million U.S. dollars (112.1 billion yen) impairment charge of goodwill recorded in the Pictures segment, substantially offset by an improvement in the operating results of the MC segment and an increase in the operating income of the G&NS segment.  Sony made a downward revision in the future profitability projection for the Motion Pictures business within the Pictures segment.  Due to the revision, it was determined that the entire amount of goodwill, in the Production & Distribution reporting unit of the Pictures segment, which includes the Motion Pictures business, was impaired and an operating loss was recorded in the Pictures segment.

In addition, operating income in the current fiscal year included a 42.3 billion yen (378 million U.S. dollars) impairment charge related to the planned transfer of the battery business in the Components segment, a 23.9 billion yen (213 million U.S. dollars) impairment charge against long-lived assets resulting from the termination of the development and manufacturing of certain high-functionality camera modules for external sale in the Semiconductors segment, as well as net charges of 15.4 billion yen (137 million U.S. dollars) in expenses resulting from the earthquakes in the Kumamoto region in 2016 (“the 2016 Kumamoto Earthquakes”), also in the Semiconductors segment.  The expenses resulting from the 2016 Kumamoto Earthquakes include 16.7 billion yen (149 million U.S. dollars) of repair costs for certain fixed assets and losses on disposal of inventories that were directly damaged (the “Physical Damage”), as well as 9.4 billion yen (84 million U.S. dollars) of idle facility costs at manufacturing sites.  The expenses for the Physical Damage were partially offset by the recognition of 10.7 billion yen (95 million U.S. dollars) of probable insurance recoveries.  Offsetting all of the above charges was a 37.2 billion yen (332 million U.S. dollars) gain on the sale of certain shares of M3, Inc. (“M3”) recorded in All Other.

Operating income in the previous fiscal year included a 59.6 billion yen impairment charge against long-lived assets in the camera module business in the Semiconductors segment, a 30.6 billion yen impairment charge against long-lived assets for the battery business in the Components segment, a 151 million U.S. dollars (18.1 billion yen) gain in the Music segment on the remeasurement to fair value of Sony Music Entertainment’s (“SME”) 51% equity interest in Orchard Media, Inc. (“The Orchard”), which had previously been accounted for under the equity method, as a result of SME increasing its ownership interest to 100%, as well as a gain of 12.3 billion yen from the sale of a part of the logistics business, in connection with the formation of a logistics joint venture, recorded in Corporate and elimination.

During the current fiscal year, restructuring charges, net, increased 22.0 billion yen year-on-year to 60.2 billion yen (538 million U.S. dollars) primarily due to the above-mentioned impairment charge related to the planned transfer of the battery business.  This amount is recorded as an operating expense included in the above-mentioned operating income.

Equity in net income of affiliated companies, recorded within operating income, increased 1.3 billion yen year-on-year to 3.6 billion yen (32 million U.S. dollars).

The net effect of other income and expenses was an expense of 37.1 billion yen (331 million U.S. dollars), compared to income of 10.3 billion yen in the previous fiscal year.  This was primarily due to the absence of a 46.8 billion yen gain on the sale of certain shares of Olympus Corporation (“Olympus”) recorded in the previous fiscal year.

Income before income taxes decreased 52.9 billion yen year-on-year to 251.6 billion yen (2,247 million U.S. dollars).

During the current fiscal year, Sony recorded 124.1 billion yen (1,108 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 49.3% which exceeded the effective tax rate of 31.1% of the previous fiscal year.  This higher effective tax rate was mainly due to the nondeductible impairment charge of goodwill recorded during the current fiscal year.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, decreased 74.5 billion yen year-on-year to 73.3 billion yen (654 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2016	2017	Change in yen	2017
Sales and operating revenue	¥1,127.5	¥759.1	-32.7%	$6,778
Operating income (loss)	(61.4)	10.2	-	91

Sales decreased 32.7% year-on-year (a 29% decrease on a constant currency basis) to 759.1 billion yen (6,778 million U.S. dollars).  This significant decrease was primarily due to a decrease in smartphone unit sales mainly in Europe, the Middle East and Latin America, as well as a significant downsizing of unit sales in unprofitable regions.

Operating income of 10.2 billion yen (91 million U.S. dollars) was recorded, compared to an operating loss of 61.4 billion yen in the previous fiscal year.  Despite the impact of the above-mentioned decrease in sales, operating results improved significantly mainly due to a reduction in operating costs including the benefit of restructuring initiatives, an improvement in profitability resulting from a concentration on fewer geographic areas and a focus on high value-added models, the positive impact of foreign exchange rates, as well as a reduction in restructuring charges.  During the current fiscal year, there was a 26.1 billion yen positive impact from foreign exchange rate fluctuations (which includes the impact of foreign exchange hedging).

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2016	2017	Change in yen	2017
Sales and operating revenue	¥1,551.9	¥1,649.8	+6.3%	$14,730
Operating income	88.7	135.6	+52.9	1,210

The G&NS segment includes the Hardware, Network, and Other categories.  Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices.

Sales increased 6.3% year-on-year (a 16% increase on a constant currency basis) to 1,649.8 billion yen (14,730 million U.S. dollars).  This increase was primarily due to an increase in PlayStation®4 (“PS4”) software sales, including sales through the network, as well as an increase in PS4 hardware sales, partially offset by the impact of foreign exchange rates and the impact of a price reduction for PS4 hardware.

Operating income increased 46.9 billion yen year-on-year to 135.6 billion yen (1,210 million U.S. dollars).  This significant increase was primarily due to PS4 hardware cost reductions and the above-mentioned increase in PS4 software sales, partially offset by the impact of the price reduction for PS4 hardware and a decrease in PlayStation®3 software sales.  During the current fiscal year, there was a 2.2 billion yen negative impact from foreign exchange rate fluctuations.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2016	2017	Change in yen	2017
Sales and operating revenue	¥684.0	¥579.6	-15.3%	$5,175
Operating income	69.3	47.3	-31.8	422

The IP&S segment includes the Still and Video Cameras as well as Other categories.  Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the IP&S segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 11.

Sales decreased 15.3% year-on-year (a 7% decrease on a constant currency basis) to 579.6 billion yen (5,175 million U.S. dollars).  This significant decrease was mainly due to the impact of foreign exchange rates and a decrease in unit sales resulting from the 2016 Kumamoto Earthquakes.

Operating income decreased 22.1 billion yen year-on-year to 47.3 billion yen (422 million U.S. dollars).  This significant decrease was mainly due to the negative impact of foreign exchange rates and the impact of the above-mentioned decrease in unit sales, partially offset by an improvement in the product mix of Still and Video Cameras reflecting a shift to high value-added models and cost reductions.  During the current fiscal year, there was a 26.5 billion yen negative impact from foreign exchange rate fluctuations.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2016	2017	Change in yen	2017
Sales and operating revenue	¥1,159.0	¥1,039.0	-10.4%	$9,277
Operating income	50.6	58.5	+15.7	522

The HE&S segment includes the Televisions as well as Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.

Sales decreased 10.4% year-on-year (a 1% decrease on a constant currency basis) to 1,039.0 billion yen (9,277 million U.S. dollars), primarily due to the impact of foreign exchange rates.

Operating income increased 7.9 billion yen year-on-year to 58.5 billion yen (522 million U.S. dollars).  This increase was primarily due to an improvement in the product mix reflecting a shift to high value-added models, partially offset by the negative impact of foreign exchange rates as well as an increase in expenses* resulting from the change in the method of calculating royalties and other costs for brand and patent utilization, pursuant to the separation of Sony’s businesses into distinct subsidiaries and the realignment of corporate functions.  During the current fiscal year, there was a 13.4 billion yen negative impact from foreign exchange rate fluctuations.

* For further details, see footnote on page F-6.

Semiconductors

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2016	2017	Change in yen	2017
Sales and operating revenue	¥739.1	¥773.1	+4.6%	$6,903
Operating income (loss)	14.5	(7.8)	-	(70)

The Semiconductors segment includes image sensors and camera modules.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the former Devices segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 11.

Sales increased 4.6% year-on-year (a 15% increase on a constant currency basis) to 773.1 billion yen (6,903 million U.S. dollars).  This increase in sales was primarily due to a significant increase in unit sales of image sensors mainly for mobile products, partially offset by the impact of foreign exchange rates, a significant decrease in sales of camera modules, a business which was downsized, and the decrease in production due to the 2016 Kumamoto Earthquakes.  Sales to external customers increased 10.1% year-on-year.

Operating loss of 7.8 billion yen (70 million U.S. dollars) was recorded, compared to operating income of 14.5 billion yen in the previous fiscal year.  This significant deterioration in operating results was primarily due to the negative impact of foreign exchange rates, the above-mentioned expenses resulting from the 2016 Kumamoto Earthquakes, and a 6.5 billion yen (58 million U.S. dollars) write-down of inventories of certain image sensors mainly for mobile products.  This deterioration was partially offset by the above-mentioned year-on-year increase in sales and the decrease in impairment charges against long-lived assets related to the camera module business.  During the current fiscal year, there was a 43.7 billion yen negative impact from foreign exchange rate fluctuations.

Components

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2016	2017	Change in yen	2017
Sales and operating revenue	¥224.6	¥195.4	-13.0%	$1,744
Operating loss	(42.9)	(60.4)	-	(540)

The Components segment includes batteries and recording media.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the former Devices segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 11.

Sales decreased 13.0% year-on-year (a 5% decrease on a constant currency basis) to 195.4 billion yen (1,744 million U.S. dollars) primarily due to the impact of foreign exchange rates and a decrease in sales in the battery business.

Operating loss increased 17.5 billion yen year-on-year to 60.4 billion yen (540 million U.S. dollars).  This significant increase in loss was primarily due to a 42.3 billion yen (378 million U.S. dollars) impairment charge related to the planned transfer of the battery business and the impact of the above-mentioned decrease in sales, partially offset by the absence of the 30.6 billion yen impairment charge related to long-lived assets of the battery business recorded in the previous fiscal year.  During the current fiscal year, there was a 3.9 billion yen negative impact from foreign exchange rate fluctuations.

 *    *    *    *    *

Total inventory of the six Electronics* segments above as of March 31, 2017 was 553.2 billion yen (4,939 million U.S. dollars), a decrease of 46.9 billion yen, or 7.8% year-on-year.  Inventory decreased by 32.7 billion yen, or 5.6% compared with the level as of December 31, 2016.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S, Semiconductors and Components segments.

In connection with the realignment made from the fiscal year ended March 31, 2017, total inventory of the six Electronics segments as of March 31, 2016 has been reclassified to conform to the current presentation.  For further details, please see Notes on page 11.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2016	2017	Change in yen	2017
Sales and operating revenue	¥938.1	¥903.1	-3.7%	$8,064
Operating income (loss)	38.5	(80.5)	-	(719)

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 3.7% year-on-year (a 5% increase on a U.S. dollar basis) to 903.1 billion yen (8,064 million U.S. dollars), primarily due to the impact of the appreciation of the yen against the U.S. dollar.  The increase in sales on a U.S. dollar basis was primarily due to higher sales for Television Productions and Media Networks.  Sales for Television Productions increased primarily due to higher subscription video-on-demand (“SVOD”) licensing revenues.  The increase in sales for Media Networks was due to higher advertising and subscription revenues mainly in India, Latin America and the U.S.

Operating loss of 80.5 billion yen (719 million U.S. dollars) was recorded, compared to operating income of 38.5 billion yen in the previous fiscal year.  This significant deterioration in operating results was primarily due to the above-mentioned 962 million U.S. dollars (112.1 billion yen) impairment charge of goodwill.  The operating results for the Pictures segment were also negatively impacted by higher programming and marketing expenses for Media Networks as well as higher theatrical marketing expenses for Motion Pictures.

Music

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2016	2017	Change in yen	2017
Sales and operating revenue	¥619.2	¥647.7	+4.6%	$5,783
Operating income	86.5	75.8	-12.4	677

The Music segment is comprised of the Recorded Music, Music Publishing as well as Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the Music segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 11.

The Music segment results include the yen-translated results of SME and Sony/ATV Music Publishing LLC (“Sony/ATV”), both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.  The segment also includes equity in net income for EMI Music Publishing (“EMI”), an affiliated company accounted for under the equity method for which Sony records 39.8% of EMI’s net income in the segment operating income.

Sales increased 4.6% year-on-year (an 11% increase on a constant currency basis) to 647.7 billion yen (5,783 million U.S. dollars).  The significant increase in sales on a constant currency basis was due to higher Visual Media and Platform sales and higher Recorded Music sales, and was partially offset by the impact of the appreciation of the yen against the U.S. dollar.  Visual Media and Platform sales increased due to the strong performance of Fate/Grand Order, a game application for mobile devices in Japan.  Recorded Music sales increased due to an increase in digital streaming revenues.  Best-selling music titles included Beyonce’s Lemonade, various hit tracks from The Chainsmokers and Sia’s This is Acting.

Operating income decreased 10.7 billion yen year-on-year to 75.8 billion yen (677 million U.S. dollars).  Operating income decreased primarily due to the above-mentioned absence of the 151 million U.S. dollar (18.1 billion yen) gain that was recorded in the previous fiscal year on the remeasurement of SME’s equity interest in The Orchard.  The operating results of the Music segment were also positively impacted by the above-mentioned increase in sales, partially offset by the negative impact of the appreciation of the yen against the U.S. dollar.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2016	2017	Change in yen	2017
Financial services revenue	¥1,073.1	¥1,087.5	+1.3%	$9,710
Operating income	156.5	166.4	+6.3	1,486

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue was 1,087.5 billion yen (9,710 million U.S. dollars), essentially flat year-on-year.  This was primarily due to an improvement in investment performance in the separate account driven by a rise in the stock market, substantially offset by a decrease in insurance premium revenue and a deterioration in investment performance in the general account, all at Sony Life.  Revenue at Sony Life was 965.6 billion yen (8,622 million U.S. dollars), essentially flat year-on-year.

Operating income increased 9.9 billion yen year-on-year to 166.4 billion yen (1,486 million U.S. dollars) primarily due to an increase in operating income at Sony Life.  Operating income at Sony Life increased 15.5 billion yen year-on-year to 154.3 billion yen (1,378 million U.S. dollars) mainly due to decreases in the amortization of deferred insurance acquisition costs and the provision of policy reserves, primarily driven by an increase in interest rates and the improvement in the stock market, partially offset by a decline in net gains on sales of securities in the general account.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-17.

Operating Activities: During the current fiscal year, there was a net cash inflow of 809.3 billion yen (7,226 million U.S. dollars) from operating activities, an increase of 60.2 billion yen, or 8.0% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 445.8 billion yen (3,981 million U.S. dollars), an increase of 183.0 billion yen, or 69.6% year-on-year.  This increase was primarily due to an increase in net income after taking into account non-cash adjustments (including depreciation and amortization, gain on sales of securities investments and other operating income (expense)) and a decrease of inventories, compared to an increase in the previous fiscal year.

The Financial Services segment had a net cash inflow of 376.2 billion yen (3,359 million U.S. dollars), a decrease of 119.1 billion yen, or 24.0% year-on-year.  This decrease was primarily due to a decrease in net income after taking into account a net gain or loss on revaluation of marketable securities held for trading purposes.

Investing Activities: During the current fiscal year, Sony used 1,254.0 billion yen (11,196 million U.S. dollars) of net cash in investing activities, an increase of 223.6 billion yen, or 21.7% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 299.4 billion yen (2,674 million U.S. dollars), a decrease of 35.5 billion yen, or 10.6% year-on-year.  This decrease was mainly due to a decrease in payments for fixed asset purchases such as semiconductor manufacturing equipment.

The Financial Services segment used 953.2 billion yen (8,511 million U.S. dollars) of net cash, an increase of 259.2 billion yen, or 37.3% year-on-year.  This increase was mainly due to a year-on-year decrease in proceeds from sales or return of investments and collections of advances at Sony Life.

In all segments excluding the Financial Services segment, net cash generated in operating and investing activities combined*1 for the current fiscal year was 146.3 billion yen (1,306 million U.S. dollars), a 218.5 billion yen improvement from net cash used in the previous fiscal year.

Financing Activities: Net cash provided by financing activities during the current fiscal year was 452.3 billion yen (4,038 million U.S. dollars), an increase of 72.2 billion yen, or 19.0% year-on-year.

For all segments excluding the Financial Services segment, there was a 173.4 billion yen (1,548 million U.S. dollars) net cash outflow, compared to a 144.8 billion yen net cash inflow in the previous fiscal year.  During the current fiscal year, there was a net cash outflow as Sony redeemed long-term debt and made a payment for the acquisition of the 50% equity interest in Sony/ATV previously owned by the Estate of Michael Jackson, making Sony/ATV a wholly-owned subsidiary of Sony, partially offset by the issuance of straight bonds by Sony.  During the previous fiscal year, Sony issued new stock and convertible bonds.

In the Financial Services segment, there was a 611.6 billion yen (5,461 million U.S. dollars) net cash inflow, an increase of 386.7 billion yen, or 171.9% year-on-year.  This increase was primarily due to an increase in short-term borrowings at Sony Life and a larger year-on-year increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2017 was 960.1 billion yen (8,573 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 691.8 billion yen (6,177 million U.S. dollars) at March 31, 2017, a decrease of 58.2 billion yen, or 7.8% compared with the balance as of March 31, 2016, and an increase of 211.1 billion yen, or 43.9% compared with the balance as of December 31, 2016.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 524.4 billion yen (4,682 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2017.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 268.4 billion yen (2,396 million U.S. dollars) at March 31, 2017, an increase of 34.7 billion yen, or 14.8% compared with the balance as of March 31, 2016, and a decrease of 22.6 billion yen, or 7.8% compared with the balance as of December 31, 2016.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-17.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2016	2017	2017

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥749.1	¥809.3	$7,226
Net cash used in investing activities reported in the consolidated statements of cash flows	(1,030.4)	(1,254.0)	(11,196)
	(281.3)	(444.7)	(3,970)	(1)

Less: Net cash provided by operating activities within the Financial Services segment	495.3	376.2	3,359	(2)
Less: Net cash used in investing activities within the Financial Services segment	(694.0)	(953.2)	(8,511)	(3)
Eliminations *2	10.5	14.1	124	(4)

Cash flow generated (used) by operating and investing activities combined excluding the Financial Services segment’s activities	¥(72.1)	¥146.3	$1,306	(1)-(2)-(3)+(4)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Consolidated Results for the Fourth Quarter ended March 31, 2017

For Consolidated Statements of Income and Business Segment Information for the three months ended March 31, 2017 and 2016, please refer to pages F-3 and F-7 respectively.

Sales for the fourth quarter ended March 31, 2017 increased 4.4% year-on-year to 1,903.6 billion yen (16,996 million U.S. dollars) primarily due to an increase in sales in the G&NS and Semiconductors segments, partially offset by a decrease in sales primarily in the MC and Pictures segments.  On a constant currency basis, consolidated sales increased 6% year-on-year.  For further detail about sales on a constant currency basis, see Notes on page 11.  During the current quarter, the average rates of the yen were 113.7 yen against the U.S. dollar and 121.1 yen against the euro, which were 1.4% and 5.0% higher, respectively, compared with the same quarter of the previous fiscal year.

In the MC segment, sales decreased significantly mainly due to a decrease in smartphone unit sales.  In the G&NS segment, sales increased primarily due to an increase in PS4 software sales including sales through the network, partially offset by the impact of foreign exchange rates.  In the IP&S segment, sales were essentially flat year-on-year due to an improvement in the product mix reflecting a shift to high value-added models in Still and Video Cameras, partially offset by the impact of foreign exchange rates.  In the HE&S segment, sales were essentially flat year-on-year due to an improvement in the product mix reflecting a shift to high value-added models, offset by a decrease in television unit sales.  In the Semiconductors segment, sales increased significantly due to an increase in unit sales of image sensors.  Sales to external customers also increased significantly year-on-year.  In the Components segment, sales increased mainly due to an increase in sales in the battery business, resulting primarily from an increase in demand for products used in mobile devices, partially offset by the impact of foreign exchange rates.  In the Pictures segment, sales decreased primarily due to significantly lower SVOD revenues for Television Productions, as the same quarter of the previous fiscal year included licensing revenues for Breaking Bad, as well as the impact of foreign exchange rates.  In the Music segment, sales increased primarily due to higher Visual Media and Platform sales, partially offset by the impact of foreign exchange rates and lower Recorded Music sales primarily due to lower new release revenue as compared to the same quarter of the previous fiscal year.  In the Financial Services segment, revenue increased year-on-year mainly due to an improvement in investment performance in the separate account, partially offset by a decrease in insurance premium revenue, both at Sony Life.

Operating income of 94.4 billion yen (843 million U.S. dollars) was recorded, compared to an operating loss of 92.9 billion yen in the same quarter of the previous fiscal year.  This significant improvement was primarily due to the operating results of the Semiconductors segment.

Operating income in the current quarter included the above-mentioned 37.2 billion yen (332 million U.S. dollars) gain on the sale of certain shares of M3, recorded in All Other.  Operating income in the same quarter of the previous fiscal year included the above-mentioned 59.6 billion yen impairment charge against long-lived assets in the camera module business in the Semiconductors segment.

In the MC segment, the operating loss decreased significantly primarily due to cost reductions resulting from the benefit of restructuring initiatives and a decrease in restructuring charges, partially offset by a decrease in sales.  In the G&NS segment, operating income increased significantly primarily due to the above-mentioned increase in PS4 software sales including sales through the network.  In the IP&S segment, the negative impact of foreign exchange rates was offset by an increase in sales and cost reductions in Still and Video Cameras, but operating income decreased mainly due to an increase in costs associated with a change in the method of managing the inventory of repair parts.  In the HE&S segment, the operating loss decreased year-on-year primarily due to an improvement in product mix reflecting a shift to high value-added models and cost reductions.  In the Semiconductors segment, operating results improved significantly due to the absence of the above-mentioned impairment charge against long-lived assets in the camera module business recorded in the same quarter of the previous fiscal year and the impact of the above-mentioned increase in sales.  In the Components segment, the operating loss increased mainly due to an additional impairment charge related to the planned transfer of the battery business.  In the Pictures segment, operating income decreased due to the impact of the above-mentioned decrease in sales for Television Productions and higher programming expenses for Media Networks.  In the Music segment, operating income increased due to an improvement of equity in net income (loss) from affiliated companies, mainly EMI.  In the Financial Services segment, operating income increased significantly primarily due to decreases in the amortization of deferred insurance acquisition costs and the provision of policy reserves, primarily driven by the increase in interest rates and the improvement in the stock market compared with the end of the previous fiscal year, at Sony Life.

During the current quarter, restructuring charges, net, increased 4.4 billion yen year-on-year to 20.8 billion yen (186 million U.S. dollars).  This amount is recorded as an operating expense included in the above-mentioned operating income.

Equity in net income of affiliated companies, recorded within operating income, was income of 1.9 billion yen (17 million U.S. dollars), compared to a loss of 0.9 billion yen in the previous fiscal year.

The net effect of other income and expenses was an expense of 6.5 billion yen (58 million U.S. dollars), an improvement of 0.3 billion yen compared to the same period of the previous fiscal year.

Income before income taxes was income of 87.9 billion yen (784 million U.S. dollars), compared to a loss of 99.7 billion yen in the previous fiscal year.

During the current quarter, Sony recorded 43.1 billion yen (385 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 49.1% which exceeded the effective tax rate of 24.6% in the same quarter of the previous fiscal year.  This higher effective tax rate was mainly due to the fact that Sony  recorded one-time benefits for corporate tax rate reductions and the reversal of certain valuation allowances for local taxes in Japan in the same quarter of the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders was income of 27.7 billion yen (247 million U.S. dollars), compared to a loss of 88.3 billion yen in the previous fiscal year.

*    *    *    *    *

Notes

Business Segment Realignment
Sony realigned its business segments for the fiscal year ended March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2016.  As a result of this realignment, Sony has separated the Devices segment into a Semiconductors segment and a Components segment.  In addition, the operations of the automotive camera business, which were included in the IP&S segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment.  Additionally, certain operations which were included in All Other and Corporate and elimination are now included in the Music segment and All Other, respectively.  The sales and operating revenue and operating income (loss) of each segment in the fiscal year ended March 31, 2016 have been reclassified to conform to the current presentation.

Impact of Foreign Exchange Rate Fluctuations on Sales and Operating Income (Loss)
For all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the fiscal year and fourth quarter ended March 31, 2016 from the fiscal year and fourth quarter ended March 31, 2017 to the major transactional currencies in which the sales are denominated.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales.  Additionally, the MC segment enters into its own foreign exchange hedging transactions.  The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.  Since the worldwide subsidiaries of the Pictures segment and of SME, Sony/ATV and EMI in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rates for the fiscal year and fourth quarter ended March 31, 2016 from the fiscal year and fourth quarter ended March 31, 2017 from U.S. dollar to yen to the U.S. dollar basis operating results.  This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2018

The forecast for consolidated results for the fiscal year ending March 31, 2018 is as follows:

	(Billions of yen)
	March 31, 2017 Results	March 31, 2018 Forecast	Change from March 31, 2017 Results
Sales and operating revenue (“sales”)	¥7,603.3	¥8,000	+ ¥396.7 bil	+ 5.2%
Operating income	288.7	500	+ 211.3 bil	+ 73.2
Income before income taxes	251.6	470	+ 218.4 bil	+ 86.8
Net income attributable to Sony Corporation’s stockholders	73.3	255	+ 181.7 bil	+ 247.9

Assumed foreign currency exchange rates for the fiscal year ending March 31, 2018 are below.  Due to the recent volatility in foreign exchange rates, the assumed foreign currency exchange rates were revised after the individual segments had already completed their forecasts.  Accordingly, the impact of the difference between the currently assumed rates and the rates used when the individual segments completed their forecasts has been included in the forecast for All Other.

	(For your reference) Average foreign currency exchange rates	Assumed foreign currency exchange rates for the fiscal year ending March 31, 2018
	for the fiscal year ended March 31, 2017	Consolidated forecast	Segment forecast
1 U.S. dollar	108.4 yen	approximately 105 yen	approximately 110 yen
1 Euro	118.8 yen	approximately 110 yen	approximately 115 yen

Consolidated sales for the fiscal year ending March 31, 2018 are expected to increase year-on-year primarily due to an expected increase in sales in the G&NS, Pictures and Semiconductors segments.

Consolidated operating income is expected to significantly increase year-on-year due to an expected improvement in the operating results primarily in the Semiconductors and Pictures segments, partially offset by an expected negative impact of foreign exchange rates, mainly due to the difference between the above-mentioned currency rates used for the consolidated forecast and the segment forecast included in All Other.  In addition, operating income for the fiscal year ending March 31, 2018 is expected to include an approximately 27.0 billion yen gain on the sale of the equity interest in Sony Electronics Huanan Co., Ltd. (“SEH”), a manufacturing subsidiary in the camera module business, in the Semiconductors segment.  Also, 6.7 billion yen and 2.6 billion yen in insurance recoveries, mainly for opportunity losses related to the 2016 Kumamoto Earthquakes, are expected to be recorded in the Semiconductors and the IP&S segments, respectively.

Restructuring charges for the Sony Group are expected to be approximately 15 billion yen in the fiscal year ending March 31, 2018, compared to 60.2 billion yen recorded in the fiscal year ended March 31, 2017.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, changes have been made to the method of calculating the amount of pension and severance-related expenses allocated to Sony’s headquarters and each business segment.  As a result of these changes, an increase in corporate costs totaling 7.5 billion yen is included in the forecast for All Other, Corporate and elimination for the fiscal year ending March 31, 2018.  Conversely, a decrease in expenses totaling the same amount is included in the forecasts for each business segment, mainly in the Semiconductors (3.2 billion yen) and IP&S (2.0 billion yen) segments.  These changes are expected to have no impact on consolidated operating income.

Sony will realign its business segments from the first quarter of the fiscal year ending March 31, 2018 to reflect modifications to its organizational structure as of April 1, 2017, repositioning the former Components segment to All Other.  In connection with this realignment, the sales and operating revenue as well as operating income (loss) in the Components segment in the fiscal year ended March 31, 2017 has been reclassified in the chart below to conform to the presentation for the fiscal year ending March 31, 2018.

The forecast for each business segment for the fiscal year ending March 31, 2018 is as follows:

	(Billions of yen)
	March 31, 2017 Results	March 31, 2018 Forecast	Change from March 31, 2017 Results
Mobile Communications
Sales and operating revenue	¥759.1	¥820	+8.0%
Operating income	10.2	5	- ¥5.2 bil
Game & Network Services
Sales and operating revenue	1,649.8	1,890	+14.6%
Operating income	135.6	170	+¥34.4 bil
Imaging Products & Solutions
Sales and operating revenue	579.6	640	+10.4%
Operating income	47.3	60	+¥12.7 bil
Home Entertainment & Sound
Sales and operating revenue	1,039.0	1,120	+7.8%
Operating income	58.5	58	- ¥0.5 bil
Semiconductors
Sales and operating revenue	773.1	880	+13.8%
Operating income (loss)	(7.8)	120	+127.8 bil
Pictures
Sales and operating revenue	903.1	1,020	+12.9%
Operating income (loss)	(80.5)	39	+¥119.5 bil
Music
Sales and operating revenue	647.7	630	-2.7%
Operating income	75.8	75	- ¥0.8 bil
Financial Services
Financial services revenue	1,087.5	1,170	+7.6%
Operating income	166.4	170	+¥3.6 bil
All Other, Corporate and elimination
Operating loss	(116.7)	(197)	- ¥80.3 bil
Consolidated
Sales and operating revenue	7,603.3	8,000	+5.2%
Operating income	288.7	500	+¥211.3 bil

Mobile Communications
Sales are expected to increase year-on-year mainly due to an increase in smartphone unit sales.  Operating income is expected to decrease mainly due to the negative impact of foreign exchange rates as well as an increase in the price of key components, partially offset by a reduction in operating costs.

Game & Network Services
Sales and operating income are both expected to increase significantly year-on-year primarily due to an increase in network sales.

Imaging Products & Solutions
Sales and operating income are both expected to increase significantly year-on-year primarily due to an improvement in the product mix reflecting a shift to high value-added models in Still and Video Cameras.

Home Entertainment & Sound
Sales are expected to increase year-on-year primarily due to an improvement in product mix reflecting a shift to high value-added models.  Operating income is expected to be essentially flat year-on-year primarily due to an increase in the price of key components, substantially offset by the above-mentioned improvement in product mix.

Semiconductors
Sales are expected to increase significantly year-on-year due to an increase in image sensor sales for mobile products and the absence of the impact of the 2016 Kumamoto Earthquakes which resulted in a production decrease in the previous fiscal year.  Operating results are expected to improve significantly primarily due to an approximately 27.0 billion yen gain on the above-mentioned sale of the equity interest in SEH in the fiscal year ending March 31, 2018 and the impact of the above-mentioned increase in sales, as well as the absence of a 23.9 billion yen impairment charge against long-lived assets related to the camera module business and 15.4 billion yen of net expenses resulting from the 2016 Kumamoto Earthquakes recorded in the previous fiscal year.

Pictures
Sales are expected to increase year-on-year due to an expected increase in Media Networks and Television Productions sales.  Operating results are expected to improve significantly due to the absence of the impairment charge of goodwill recorded in the previous fiscal year.

Music
Sales and operating income are both expected to be essentially flat year-on-year primarily due to a decline in physical and digital download sales in Recorded Music, substantially offset by an increase in digital streaming revenues.

Financial Services
Financial services revenue is expected to increase year-on-year primarily due to an increase in insurance premium revenue, reflecting an increase in policy amount in force at Sony Life.  Operating income is expected to be flat year-on-year due to the above-mentioned increase in revenue substantially offset by the fact that the positive impact of market fluctuations realized in the fiscal year ended March 31, 2017 is not incorporated into the forecast for the fiscal year ending March 31, 2018.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The forecast for additions to long-lived assets and depreciation and amortization, as well as research and development expenses, for the fiscal year ending March 31, 2018 is as per the tables below:

Consolidated

	(Billions of yen)
	March 31, 2017 Results	March 31, 2018 Forecast	Change from March 31, 2017 Results
Additions to Long-lived Assets*	¥272.2	¥330	+21.2%
[additions to property, plant and equipment (included above)	184.0	235	+27.7	]
[additions to intangible assets (included above) *	88.2	95	+7.7	]
Depreciation and amortization**	327.0	355	+8.5
[for property, plant and equipment (included above)	169.3	175	+3.4	]
[for intangible assets (included above)	157.8	180	+14.1	]
Research and development expenses	447.5	450	+0.6
*  Excluding additions for tangible and intangible assets from business combinations.
** Including amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services

	(Billions of yen)
	March 31, 2017 Results	March 31, 2018 Forecast	Change from March 31, 2017 Results
Additions to Long-lived Assets*	¥257.6	¥310	+20.3%
[additions to property, plant and equipment (included above)	179.3	230	+28.3	]
[additions to intangible assets (included above) *	78.3	80	+2.1	]
Depreciation and amortization	280.0	280	+0.0
[for property, plant and equipment (included above)	167.4	170	+1.6	]
[for intangible assets (included above)	112.6	110	-2.3	]
*  Excluding additions for tangible and intangible assets from business combinations.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Basic Views on Selection of Accounting Standards

Sony’s consolidated financial statements are prepared in accordance with U.S. GAAP.  Sony’s business is globally diversified and Sony believes that financial statements based on U.S. GAAP contribute to smooth communication with shareholders, investors, and other stakeholders inside and outside of Japan.  Sony is considering whether to adopt International Financial Reporting Standards (“IFRS”) while closely monitoring the development of new accounting standards and the stance of regulatory bodies at home and abroad.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game and network platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality and customers’ satisfaction with its existing products and services;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Atsuko Murakami	Justin Hill	Toshiyuki Takahashi
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: https://www.sony.net/IR/
Presentation slides: https://www.sony.net/SonyInfo/IR/library/er.html

Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	March 31	Change from		March 31
ASSETS	2016	2017	March 31, 2016		2017
Current assets:
Cash and cash equivalents	¥983,612	¥960,142		¥-23,470	$8,573
Marketable securities	946,397	1,051,441		+105,044	9,388
Notes and accounts receivable, trade	926,375	1,006,961		+80,586	8,991
Allowance for doubtful accounts and sales returns	(72,783)	(53,150)		+19,633	(475)
Inventories	683,146	640,835		-42,311	5,722
Other receivables	206,058	223,632		+17,574	1,997
Deferred income taxes	40,940	－		-40,940	－
Prepaid expenses and other current assets	482,982	525,861		+42,879	4,694
Total current assets	4,196,727	4,355,722		+158,995	38,890

Film costs	301,228	336,928		+35,700	3,008

Investments and advances:
Affiliated companies	164,874	149,371		-15,503	1,334
Securities investments and other	9,069,209	9,962,422		+893,213	88,950
	9,234,083	10,111,793		+877,710	90,284

Property, plant and equipment:
Land	121,707	117,293		-4,414	1,047
Buildings	655,379	666,381		+11,002	5,950
Machinery and equipment	1,795,991	1,842,852		+46,861	16,454
Construction in progress	69,286	28,779		-40,507	257
	2,642,363	2,655,305		+12,942	23,708
Less-Accumulated depreciation	1,821,545	1,897,106		+75,561	16,938
	820,818	758,199		-62,619	6,770

Other assets:
Intangibles, net	615,754	584,185		-31,569	5,216
Goodwill	606,290	522,538		-83,752	4,666
Deferred insurance acquisition costs	511,834	568,837		+57,003	5,079
Deferred income taxes	97,639	98,958		+1,319	884
Other	289,017	323,396		+34,379	2,887
	2,120,534	2,097,914		-22,620	18,732
Total assets	¥16,673,390	¥17,660,556	¥	+987,166	$157,684

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥149,272	¥464,655	¥	+315,383	$4,149
Current portion of long-term debt	187,668	53,424		-134,244	477
Notes and accounts payable, trade	550,964	539,900		-11,064	4,821
Accounts payable, other and accrued expenses	1,367,115	1,394,758		+27,643	12,453
Accrued income and other taxes	88,865	106,037		+17,172	947
Deposits from customers in the banking business	1,912,673	2,071,091		+158,418	18,492
Other	574,193	591,874		+17,681	5,284
Total current liabilities	4,830,750	5,221,739		+390,989	46,623

Long-term debt	556,605	681,462		+124,857	6,084
Accrued pension and severance costs	462,384	396,715		-65,669	3,542
Deferred income taxes	450,926	432,824		-18,102	3,865
Future insurance policy benefits and other	4,509,215	4,834,492		+325,277	43,165
Policyholders’ account in the life insurance business	2,401,320	2,631,073		+229,753	23,492
Other	330,302	314,771		-15,531	2,810
Total liabilities	13,541,502	14,513,076		+971,574	129,581

Redeemable noncontrolling interest	7,478	12,058		+4,580	108

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	858,867	860,645		+1,778	7,684
Additional paid-in capital	1,325,719	1,275,337		-50,382	11,387
Retained earnings	936,331	984,368		+48,037	8,789
Accumulated other comprehensive income	(653,318)	(618,769)		+34,549	(5,524)
Treasury stock, at cost	(4,259)	(4,335)		-76	(39)
	2,463,340	2,497,246		+33,906	22,297

Noncontrolling interests	661,070	638,176		-22,894	5,698
Total equity	3,124,410	3,135,422		+11,012	27,995
Total liabilities and equity	¥16,673,390	¥17,660,556	¥	+987,166	$157,684

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2016	2017	Change from 2016	2017
Sales and operating revenue:
Net sales	¥6,949,357	¥6,443,328		$57,530
Financial services revenue	1,066,319	1,080,284		9,645
Other operating revenue	90,036	79,638		711
	8,105,712	7,603,250	-6.2%	67,886

Costs and expenses:
Cost of sales	5,166,894	4,753,010		42,438
Selling, general and administrative	1,691,930	1,505,956		13,446
Financial services expenses	907,758	910,144		8,126
Other operating expense, net	47,171	149,001		1,330
	7,813,753	7,318,111	-6.3	65,340

Equity in net income of affiliated companies	2,238	3,563	+59.2	32

Operating income	294,197	288,702	-1.9	2,578

Other income:
Interest and dividends	12,455	11,459		102
Gain on sale of securities investments, net	52,068	225		2
Other	2,326	2,734		25
	66,849	14,418	-78.4	129

Other expenses:
Interest	25,286	14,544		130
Loss on devaluation of securities investments	3,309	7,629		68
Foreign exchange loss, net	20,565	22,181		198
Other	7,382	7,147		64
	56,542	51,501	-8.9	460

Income before income taxes	304,504	251,619	-17.4	2,247

Income taxes	94,789	124,058		1,108

Net income	209,715	127,561	-39.2	1,139

Less - Net income attributable to noncontrolling interests	61,924	54,272		485

Net income attributable to Sony Corporation’s
stockholders	¥147,791	¥73,289	-50.4%	$654

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥119.40	¥58.07	-51.4%	$0.52
— Diluted	117.49	56.89	-51.6	0.51

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2016	2017	Change from 2016	2017

Net income	¥209,715	¥127,561	-39.2%	$1,139

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	2,220	(30,293)		(270)
Unrealized gains (losses) on derivative instruments	(1,198)	1,140		10
Pension liability adjustment	(171,753)	63,232		565
Foreign currency translation adjustments	(83,899)	(17,988)		(161)

Total comprehensive income (loss)	(44,915)	143,652	-	1,283

Less - Comprehensive income attributable
to noncontrolling interests	75,329	35,814		320

Comprehensive income (loss) attributable
to Sony Corporation’s stockholders	¥(120,244)	¥107,838	-%	$963

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended March 31
	2016	2017	Change from 2016		2017
Sales and operating revenue:
Net sales	¥1,543,758	¥1,609,315			$14,369
Financial services revenue	259,227	273,330			2,440
Other operating revenue	21,116	20,959			187
	1,824,101	1,903,604		+4.4%	16,996

Costs and expenses:
Cost of sales	1,180,989	1,193,083			10,652
Selling, general and administrative	433,482	417,860			3,731
Financial services expenses	241,279	216,607			1,934
Other operating (income) expense, net	60,317	(16,453)			(147)
	1,916,067	1,811,097	-5.5		16,170

Equity in net income (loss) of affiliated companies	(907)	1,884	－		17

Operating income (loss)	(92,873)	94,391	－		843

Other income:
Interest and dividends	3,400	3,600			32
Gain on sale of securities investments, net	272	70			1
Other	785	828			7
	4,457	4,498	+0.9		40

Other expenses:
Interest	5,965	2,642			24
Loss on devaluation of securities investments	3,058	2,769			25
Foreign exchange loss, net	263	2,951			26
Other	1,978	2,671			24
	11,264	11,033	-2.1		99

Income (loss) before income taxes	(99,680)	87,856	－		784

Income taxes	(24,565)	43,127			385

Net income (loss)	(75,115)	44,729	－		399

Less - Net income attributable to noncontrolling interests	13,222	17,079			152

Net income (loss) attributable to Sony Corporation’s
stockholders	¥(88,337)	¥27,650	－	%	$247

Per share data:
Net income (loss) attributable to Sony Corporation’s
stockholders
— Basic	¥(70.03)	¥21.90	－	%	$0.20
— Diluted	(70.03)	21.45	－		0.19

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2016	2017	Change from 2016	2017

Net income (loss)	¥(75,115)	¥44,729	-%	$399

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	37,084	(4,648)		(42)
Unrealized losses on derivative instruments	(3,312)	(2,550)		(23)
Pension liability adjustment	(173,119)	53,935		482
Foreign currency translation adjustments	(61,660)	(23,365)		(208)

Total comprehensive income (loss)	(276,122)	68,101	-	608

Less - Comprehensive income attributable
to noncontrolling interests	28,283	14,507		129

Comprehensive income (loss) attributable
to Sony Corporation’s stockholders	¥(304,405)	¥53,594	-%	$479

Consolidated Statements of Changes in Stockholders' Equity
								(Millions of yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	¥707,038	¥1,185,777	¥813,765	¥(385,283)	¥(4,220)	¥2,317,077	¥611,392	¥2,928,469
Issuance of new shares	150,854	150,854				301,708		301,708
Exercise of stock acquisition rights	975	975				1,950		1,950
Stock based compensation		1,516				1,516		1,516

Comprehensive income:
Net income			147,791			147,791	61,924	209,715
Other comprehensive income, net of tax
Unrealized gains (losses) on securities				(13,417)		(13,417)	15,637	2,220
Unrealized losses on derivative instruments				(1,198)		(1,198)		(1,198)
Pension liability adjustment				(170,608)		(170,608)	(1,145)	(171,753)
Foreign currency translation adjustments				(82,812)		(82,812)	(1,087)	(83,899)
Total comprehensive income (loss)						(120,244)	75,329	(44,915)

Stock issue costs, net of tax		(1,478)				(1,478)		(1,478)
Dividends declared			(25,225)			(25,225)	(20,868)	(46,093)
Purchase of treasury stock					(110)	(110)		(110)
Reissuance of treasury stock		(12)			71	59		59
Transactions with noncontrolling interests
shareholders and other		(11,913)				(11,913)	(4,783)	(16,696)
Balance at March 31, 2016	¥858,867	¥1,325,719	¥936,331	¥(653,318)	¥(4,259)	¥2,463,340	¥661,070	¥3,124,410

Balance at March 31, 2016	¥858,867	¥1,325,719	¥936,331	¥(653,318)	¥(4,259)	¥2,463,340	¥661,070	¥3,124,410
Exercise of stock acquisition rights	1,778	1,778				3,556		3,556
Stock based compensation		1,601				1,601		1,601

Comprehensive income:
Net income			73,289			73,289	54,272	127,561
Other comprehensive income, net of tax
Unrealized losses on securities				(14,101)		(14,101)	(16,192)	(30,293)
Unrealized gains on derivative instruments				1,140		1,140		1,140
Pension liability adjustment				63,003		63,003	229	63,232
Foreign currency translation adjustments				(15,493)		(15,493)	(2,495)	(17,988)
Total comprehensive income						107,838	35,814	143,652

Stock issue costs, net of tax		(30)				(30)		(30)
Dividends declared			(25,252)			(25,252)	(17,068)	(42,320)
Purchase of treasury stock					(114)	(114)		(114)
Reissuance of treasury stock		(10)			38	28		28
Transactions with noncontrolling interests
shareholders and other		(53,721)				(53,721)	(41,640)	(95,361)
Balance at March 31, 2017	¥860,645	¥1,275,337	¥984,368	¥(618,769)	¥(4,335)	¥2,497,246	¥638,176	¥3,135,422

In September 2016, Sony obtained full ownership of its U.S.-based music publishing subsidiary by acquiring the 50% interest in the subsidiary held by the Estate of Michael Jackson (the “Estate”).  The aggregate cash consideration paid to the Estate was 750 million U.S. dollars, including 17 million U.S. dollars of distributions to which the subsidiary previously committed.  The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 70,730 million yen.

								(Millions of U.S. dollars)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	$7,668	$11,837	$8,360	$(5,833)	$(38)	$21,994	$5,902	$27,896
Exercise of stock acquisition rights	16	16				32		32
Stock based compensation		14				14		14

Comprehensive income:
Net income			654			654	485	1,139
Other comprehensive income, net of tax
Unrealized losses on securities				(125)		(125)	(145)	(270)
Unrealized gains on derivative instruments				10		10		10
Pension liability adjustment				563		563	2	565
Foreign currency translation adjustments				(139)		(139)	(22)	(161)
Total comprehensive income						963	320	1,283

Stock issue costs, net of tax		(0)				(0)		(0)
Dividends declared			(225)			(225)	(153)	(378)
Purchase of treasury stock					(1)	(1)		(1)
Reissuance of treasury stock		(0)			0	0		0
Transactions with noncontrolling interests
shareholders and other		(480)				(480)	(371)	(851)
Balance at March 31, 2017	$7,684	$11,387	$8,789	$(5,524)	$(39)	$22,297	$5,698	$27,995

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2016	2017	2017
Cash flows from operating activities:
Net income	¥209,715	¥127,561	$1,139
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization, including amortization of deferred
insurance acquisition costs	397,091	327,048	2,920
Amortization of film costs	299,587	297,505	2,656
Accrual for pension and severance costs, less payments	(6,383)	9,297	83
Other operating expense, net	47,171	149,001	1,330
(Gain) loss on sale or devaluation of securities investments, net	(48,857)	7,404	66
(Gain) loss on revaluation of marketable securities held in the financial
services business for trading purposes, net	44,821	(55,789)	(498)
Loss on revaluation or impairment of securities investments held
in the financial services business, net	2,653	47	0
Deferred income taxes	211	23,798	212
Equity in net loss of affiliated companies, net of dividends	5,045	4,409	39
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(5,828)	(37,529)	(335)
(Increase) decrease in inventories	(57,804)	11,199	100
Increase in film costs	(318,391)	(331,179)	(2,957)
Decrease in notes and accounts payable, trade	(49,525)	(1,386)	(12)
Increase (decrease) in accrued income and other taxes	(23,607)	26,701	238
Increase in future insurance policy benefits and other	403,392	433,803	3,873
Increase in deferred insurance acquisition costs	(83,774)	(93,234)	(832)
Increase in marketable securities held in the financial services
business for trading purposes	(107,433)	(81,456)	(727)
(Increase) decrease in other current assets	21,299	(21,402)	(191)
Increase (decrease) in other current liabilities	(25,751)	79,114	706
Other	45,457	(65,650)	(584)
Net cash provided by operating activities	749,089	809,262	7,226

Cash flows from investing activities:
Payments for purchases of fixed assets	(375,411)	(333,509)	(2,978)
Proceeds from sales of fixed assets	26,472	13,098	117
Payments for investments and advances by financial services business	(1,221,093)	(1,233,290)	(11,012)
Payments for investments and advances
(other than financial services business)	(20,830)	(17,208)	(154)
Proceeds from sales or return of investments and collections of advances
by financial services business	534,072	289,901	2,588
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	81,535	16,078	144
Proceeds from sales of businesses	17,790	3,262	29
Other	(72,938)	7,695	70
Net cash used in investing activities	(1,030,403)	(1,253,973)	(11,196)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	19,076	254,695	2,274
Payments of long-term debt	(270,669)	(261,299)	(2,333)
Increase in short-term borrowings, net	92,153	317,827	2,838
Increase in deposits from customers in the financial services business, net	165,169	277,152	2,475
Proceeds from issuance of convertible bonds	120,000	－	－
Proceeds from issuance of new shares	301,708	－	－
Dividends paid	(12,751)	(25,301)	(226)
Payment for purchase of Sony/ATV shares from noncontrolling interests	－	(76,565)	(684)
Other	(34,564)	(34,207)	(306)
Net cash provided by financing activities	380,122	452,302	4,038

Effect of exchange rate changes on cash and cash equivalents	(64,609)	(31,061)	(277)

Net increase (decrease) in cash and cash equivalents	34,199	(23,470)	(209)
Cash and cash equivalents at beginning of the fiscal year	949,413	983,612	8,782

Cash and cash equivalents at end of the fiscal year	¥983,612	¥960,142	$8,573

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2016	2017	Change	2017

Mobile Communications
Customers	¥1,121,925	¥752,688	-32.9%	$6,720
Intersegment	5,548	6,457		58
Total	1,127,473	759,145	-32.7	6,778

Game & Network Services
Customers	1,479,775	1,581,568	+6.9	14,121
Intersegment	72,118	68,231		609
Total	1,551,893	1,649,799	+6.3	14,730

Imaging Products & Solutions
Customers	677,231	571,499	-15.6	5,103
Intersegment	6,724	8,134		72
Total	683,955	579,633	-15.3	5,175

Home Entertainment & Sound
Customers	1,155,085	1,034,215	-10.5	9,234
Intersegment	3,957	4,789		43
Total	1,159,042	1,039,004	-10.4	9,277

Semiconductors
Customers	599,430	659,779	+10.1	5,891
Intersegment	139,629	113,344		1,012
Total	739,059	773,123	+4.6	6,903

Components
Customers	194,564	172,772	-11.2	1,543
Intersegment	30,048	22,601		201
Total	224,612	195,373	-13.0	1,744

Pictures
Customers	935,827	901,230	-3.7	8,047
Intersegment	2,315	1,899		17
Total	938,142	903,129	-3.7	8,064

Music
Customers	602,564	630,767	+4.7	5,632
Intersegment	16,675	16,891		151
Total	619,239	647,658	+4.6	5,783

Financial Services
Customers	1,066,319	1,080,284	+1.3	9,645
Intersegment	6,750	7,220		65
Total	1,073,069	1,087,504	+1.3	9,710

All Other
Customers	241,104	202,344	-16.1	1,807
Intersegment	91,092	64,634		577
Total	332,196	266,978	-19.6	2,384

Corporate and elimination	(342,968)	(298,096)	－	(2,662)
Consolidated total	¥8,105,712	¥7,603,250	-6.2%	$67,886

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other. Semiconductors intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment. Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Operating income (loss)	2016	2017	Change		2017

Mobile Communications	¥(61,435)	¥10,164	－	%	$91
Game & Network Services	88,668	135,553	+52.9		1,210
Imaging Products & Solutions	69,320	47,257	-31.8		422
Home Entertainment & Sound	50,558	58,504	+15.7		522
Semiconductors	14,500	(7,811)	－		(70)
Components	(42,919)	(60,445)	－		(540)
Pictures	38,507	(80,521)	－		(719)
Music	86,509	75,798	-12.4		677
Financial Services	156,543	166,424	+6.3		1,486
All Other	1,667	30,861	+1,751.3		276
Total	401,918	375,784	-6.5		3,355

Corporate and elimination	(107,721)	(87,082)	－		(777)
Consolidated total	¥294,197	¥288,702		-1.9%	$2,578

The 2016 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5. Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies. Corporate and elimination includes headquarters restructuring costs, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments. Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ended March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization. As a result of this change, an increase in corporate income of 31,780 million yen is included in Corporate and elimination for the fiscal year ended March 31, 2017. Conversely, an increase in expenses totaling the same amount is included in each of the following business segments: 2,771 million yen in the MC segment, 2,739 million yen in the G&NS segment, 3,413 million yen in the IP&S segment, 13,075 million yen in the Home Entertainment & Sound (“HE&S”) segment, 3,727 million yen in the Semiconductors segment, 1,462 million yen in the Components segment, 2,569 million yen in the Pictures segment and 2,024 million yen in the Music segment. There is no change to the Financial Services segment. These changes have no impact on consolidated operating income.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue	2016	2017	Change	2017

Mobile Communications
Customers	¥181,848	¥153,833	-15.4%	$1,374
Intersegment	1,362	2,022		18
Total	183,210	155,855	-14.9	1,392

Game & Network Services
Customers	307,575	368,955	+20.0	3,294
Intersegment	7,959	12,886		115
Total	315,534	381,841	+21.0	3,409

Imaging Products & Solutions
Customers	151,618	151,837	+0.1	1,356
Intersegment	1,864	3,079		27
Total	153,482	154,916	+0.9	1,383

Home Entertainment & Sound
Customers	213,833	213,416	-0.2	1,906
Intersegment	1,003	1,367		12
Total	214,836	214,783	-0.0	1,918

Semiconductors
Customers	123,902	175,447	+41.6	1,566
Intersegment	23,962	25,630		229
Total	147,864	201,077	+36.0	1,795

Components
Customers	44,904	49,076	+9.3	438
Intersegment	4,124	4,080		37
Total	49,028	53,156	+8.4	475

Pictures
Customers	321,021	301,310	-6.1	2,690
Intersegment	(289)	1,234		11
Total	320,732	302,544	-5.7	2,701

Music
Customers	162,298	172,511	+6.3	1,540
Intersegment	5,592	4,525		41
Total	167,890	177,036	+5.4	1,581

Financial Services
Customers	259,227	273,330	+5.4	2,440
Intersegment	1,681	1,803		17
Total	260,908	275,133	+5.5	2,457

All Other
Customers	50,268	49,380	-1.8	441
Intersegment	23,613	16,265		145
Total	73,881	65,645	-11.1	586

Corporate and elimination	(63,264)	(78,382)	－	(701)
Consolidated total	¥1,824,101	¥1,903,604	+4.4%	$16,996

The G&NS intersegment amounts primarily consist of transactions with All Other. Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment. Corporate and elimination includes certain brand and patent royalty income.
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Operating income (loss)	2016	2017	Change		2017

Mobile Communications	¥(42,058)	¥(15,167)	－	%	$(135)
Game & Network Services	5,121	22,502	+339.4		201
Imaging Products & Solutions	5,671	3,790	-33.2		34
Home Entertainment & Sound	(7,279)	(5,227)	－		(47)
Semiconductors	(73,570)	12,756	－		114
Components	(6,395)	(15,347)	－		(137)
Pictures	52,302	33,686	-35.6		301
Music	13,317	15,425	+15.8		138
Financial Services	17,176	55,318	+222.1		494
All Other	(4,428)	27,367	－		244
Total	(40,143)	135,103	－		1,207

Corporate and elimination	(52,730)	(40,712)	－		(364)
Consolidated total	¥(92,873)	¥94,391	－	%	$843

The 2016 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5. Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies. Corporate and elimination includes headquarters restructuring costs, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments. Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ended March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization.  As a result of this change, an increase in corporate income of 7,826 million yen is included in Corporate and elimination for the three months ended March 31, 2017.  Conversely, an increase in expenses totaling the same amount is included in each of the following business segments: 480 million yen in the MC segment, 950 million yen in the G&NS segment, 862 million yen in the IP&S segment, 2,940 million yen in the HE&S segment, 981 million yen in the Semiconductors segment, 412 million yen in the Components segment, 674 million yen in the Pictures segment and 527 million yen in the Music segment.  There is no change to the Financial Services segment.  These changes have no impact on consolidated operating income.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2016	2017	Change	2017

Mobile Communications	¥1,121,925	¥752,688	-32.9%	$6,720

Game & Network Services
Hardware	721,829	598,373	-17.1	5,343
Network	529,318	714,924	+35.1	6,383
Other	228,628	268,271	+17.3	2,395
Total	1,479,775	1,581,568	+6.9	14,121

Imaging Products & Solutions
Still and Video Cameras	428,777	351,834	-17.9	3,141
Other	248,454	219,665	-11.6	1,962
Total	677,231	571,499	-15.6	5,103

Home Entertainment & Sound
Televisions	797,764	720,557	-9.7	6,434
Audio and Video	354,946	311,771	-12.2	2,784
Other	2,375	1,887	-20.5	16
Total	1,155,085	1,034,215	-10.5	9,234

Semiconductors	599,430	659,779	+10.1	5,891

Components	194,564	172,772	-11.2	1,543

Pictures
Motion Pictures	447,355	409,363	-8.5	3,655
Television Productions	270,115	271,886	+0.7	2,428
Media Networks	218,357	219,981	+0.7	1,964
Total	935,827	901,230	-3.7	8,047

Music
Recorded Music	412,718	388,948	-5.8	3,473
Music Publishing	71,258	66,541	-6.6	594
Visual Media and Platform	118,588	175,278	+47.8	1,565
Total	602,564	630,767	+4.7	5,632

Financial Services	1,066,319	1,080,284	+1.3	9,645
All Other	241,104	202,344	-16.1	1,807
Corporate	31,888	16,104	-49.5	143
Consolidated total	¥8,105,712	¥7,603,250	-6.2%	$67,886

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ended March 31, 2017. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. The Semiconductors segment includes image sensors and camera modules. The Components segment includes batteries and recording media. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists' live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2016	2017	Change	2017

Mobile Communications	¥181,848	¥153,833	-15.4%	$1,374

Game & Network Services
Hardware	97,341	92,964	-4.5	830
Network	159,916	210,056	+31.4	1,876
Other	50,318	65,935	+31.0	588
Total	307,575	368,955	+20.0	3,294

Imaging Products & Solutions
Still and Video Cameras	80,821	83,872	+3.8	749
Other	70,797	67,965	-4.0	607
Total	151,618	151,837	+0.1	1,356

Home Entertainment & Sound
Televisions	147,366	140,746	-4.5	1,257
Audio and Video	66,498	72,001	+8.3	643
Other	(31)	669	－	6
Total	213,833	213,416	-0.2	1,906

Semiconductors	123,902	175,447	+41.6	1,566

Components	44,904	49,076	+9.3	438

Pictures
Motion Pictures	148,888	143,662	-3.5	1,283
Television Productions	121,944	103,225	-15.4	922
Media Networks	50,189	54,423	+8.4	485
Total	321,021	301,310	-6.1	2,690

Music
Recorded Music	101,186	94,652	-6.5	845
Music Publishing	18,995	19,750	+4.0	176
Visual Media and Platform	42,117	58,109	+38.0	519
Total	162,298	172,511	+6.3	1,540

Financial Services	259,227	273,330	+5.4	2,440
All Other	50,268	49,380	-1.8	441
Corporate	7,607	(5,491)	－	(49)
Consolidated total	¥1,824,101	¥1,903,604	+4.4%	$16,996

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ended March 31, 2017. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. The Semiconductors segment includes image sensors and camera modules. The Components segment includes batteries and recording media. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists' live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Depreciation and amortization	2016	2017	Change	2017

Mobile Communications	¥24,186	¥19,794	-18.2%	$177
Game & Network Services	20,798	25,486	+22.5	227
Imaging Products & Solutions	27,612	25,442	-7.9	227
Home Entertainment & Sound	21,781	19,830	-9.0	177
Semiconductors	100,964	102,328	+1.4	914
Components	9,170	1,962	-78.6	18
Pictures	22,375	20,487	-8.4	183
Music	17,795	16,124	-9.4	144
Financial Services, including deferred insurance acquisition costs	102,270	47,056	-54.0	420
All Other	8,597	5,445	-36.7	48
Total	355,548	283,954	-20.1	2,535

Corporate	41,543	43,094	+3.7	385
Consolidated total	¥397,091	¥327,048	-17.6%	$2,920

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥20,928	¥710	¥21,638
Game & Network Services	135	－	135
Imaging Products & Solutions	204	－	204
Home Entertainment & Sound	1,207	－	1,207
Semiconductors	(113)	－	(113)
Components	22	－	22
Pictures	1,601	5	1,606
Music	1,868	－	1,868
Financial Services	－	－	－
All Other and Corporate	10,675	1,017	11,692
Consolidated total	¥36,527	¥1,732	¥38,259

	Fiscal year ended March 31, 2017
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥688	¥138	¥826
Game & Network Services	231	－	231
Imaging Products & Solutions	640	－	640
Home Entertainment & Sound	752	－	752
Semiconductors	(9)	－	(9)
Components	43,439	－	43,439
Pictures	2,467	－	2,467
Music	3,590	－	3,590
Financial Services	－	－	－
All Other and Corporate	7,915	364	8,279
Consolidated total	¥59,713	¥502	¥60,215

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan.  Any impairment of the assets is recognized immediately in the period it is identified.

	Fiscal year ended March 31, 2017
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$6	$1	$7
Game & Network Services	2	－	2
Imaging Products & Solutions	6	－	6
Home Entertainment & Sound	7	－	7
Semiconductors	(0)	－	(0)
Components	388	－	388
Pictures	22	－	22
Music	32	－	32
Financial Services	－	－	－
All Other and Corporate	71	3	74
Consolidated total	$534	$4	$538

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Depreciation and amortization	2016	2017	Change	2017

Mobile Communications	¥5,930	¥4,796	-19.1%	$43
Game & Network Services	6,048	6,683	+10.5	60
Imaging Products & Solutions	7,072	6,815	-3.6	61
Home Entertainment & Sound	4,966	5,098	+2.7	45
Semiconductors	28,403	26,331	-7.3	235
Components	1,038	162	-84.4	1
Pictures	5,730	5,754	+0.4	51
Music	4,340	4,681	+7.9	42
Financial Services, including deferred insurance acquisition costs	45,700	(5,294)	－	(47)
All Other	1,041	1,798	+72.7	16
Total	110,268	56,824	-48.5	507

Corporate	11,693	10,670	-8.7	96
Consolidated total	¥121,961	¥67,494	-44.7%	$603

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥6,628	¥64	¥6,692
Game & Network Services	－	－	－
Imaging Products & Solutions	140	－	140
Home Entertainment & Sound	704	－	704
Semiconductors	(143)	－	(143)
Components	22	－	22
Pictures	1,600	5	1,605
Music	1,429	－	1,429
Financial Services	－	－	－
All Other and Corporate	5,926	66	5,992
Consolidated total	¥16,306	¥135	¥16,441

	Three months ended March 31, 2017
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥623	¥11	¥634
Game & Network Services	225	－	225
Imaging Products & Solutions	466	－	466
Home Entertainment & Sound	210	－	210
Semiconductors	(9)	－	(9)
Components	10,606	－	10,606
Pictures	824	－	824
Music	1,935	－	1,935
Financial Services	－	－	－
All Other and Corporate	5,586	332	5,918
Consolidated total	¥20,466	¥343	¥20,809

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan.  Any impairment of the assets is recognized immediately in the period it is identified.

	Three months ended March 31, 2017
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$6	$0	$6
Game & Network Services	2	－	2
Imaging Products & Solutions	4	－	4
Home Entertainment & Sound	2	－	2
Semiconductors	(0)	－	(0)
Components	95	－	95
Pictures	7	－	7
Music	17	－	17
Financial Services	－	－	－
All Other and Corporate	50	3	53
Consolidated total	$183	$3	$186

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2016	2017	Change	2017

Japan	¥2,317,312	¥2,392,790	+3.3%	$21,364
United States	1,733,759	1,673,768	-3.5	14,944
Europe	1,881,329	1,634,683	-13.1	14,595
China	540,497	557,995	+3.2	4,982
Asia-Pacific	959,171	866,712	-9.6	7,739
Other Areas	673,644	477,302	-29.1	4,262
Total	¥8,105,712	¥7,603,250	-6.2%	$67,886

	Three months ended March 31
Sales and operating revenue (to external customers)	2016	2017	Change	2017

Japan	¥571,116	¥619,862	+8.5%	$5,534
United States	401,279	414,265	+3.2	3,699
Europe	412,596	394,425	-4.4	3,522
China	109,127	148,610	+36.2	1,327
Asia-Pacific	202,104	209,032	+3.4	1,866
Other Areas	127,879	117,410	-8.2	1,048
Total	¥1,824,101	¥1,903,604	+4.4%	$16,996

Geographic Information shows sales and operating revenue recognized by location of customers.
Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	March 31
	2016	2017	2017
ASSETS
Current assets:
Cash and cash equivalents	¥233,701	¥268,382	$2,396
Marketable securities	943,195	1,051,441	9,388
Other	151,248	179,823	1,606
	1,328,144	1,499,646	13,390

Investments and advances	9,004,981	9,904,576	88,434
Property, plant and equipment	18,047	21,323	190
Other assets:
Deferred insurance acquisition costs	511,834	568,837	5,079
Other	52,523	69,493	620
	564,357	638,330	5,699
Total assets	¥10,915,529	¥12,063,875	$107,713

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥93,398	¥411,643	$3,675
Deposits from customers in the banking business	1,912,673	2,071,091	18,492
Other	203,161	218,851	1,954
	2,209,232	2,701,585	24,121

Long-term debt	34,567	75,511	674
Future insurance policy benefits and other	4,509,215	4,834,492	43,165
Policyholders’ account in the life insurance business	2,401,320	2,631,073	23,492
Other	374,359	370,157	3,305
Total liabilities	9,528,693	10,612,818	94,757

Equity:
Stockholders’ equity of Financial Services	1,385,515	1,449,605	12,943
Noncontrolling interests	1,321	1,452	13
Total equity	1,386,836	1,451,057	12,956
Total liabilities and equity	¥10,915,529	¥12,063,875	$107,713

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	March 31
	2016	2017	2017
ASSETS
Current assets:
Cash and cash equivalents	¥749,911	¥691,760	$6,177
Marketable securities	3,202	—	—
Notes and accounts receivable, trade	847,788	947,602	8,461
Other	1,272,710	1,222,382	10,913
	2,873,611	2,861,744	25,551

Film costs	301,228	336,928	3,008
Investments and advances	309,184	285,965	2,553
Investments in Financial Services, at cost	111,476	133,514	1,192
Property, plant and equipment	801,485	735,590	6,569
Other assets	1,559,646	1,463,324	13,065
Total assets	¥5,956,630	¥5,817,065	$51,938

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥243,543	¥106,437	$950
Notes and accounts payable, trade	550,964	539,900	4,821
Other	1,832,039	1,879,483	16,781
	2,626,546	2,525,820	22,552

Long-term debt	525,507	609,692	5,444
Accrued pension and severance costs	433,302	365,427	3,263
Other	462,319	433,761	3,872
Total liabilities	4,047,674	3,934,700	35,131

Redeemable noncontrolling interest	7,478	12,058	108

Equity:
Stockholders’ equity of Sony without Financial Services	1,796,891	1,770,632	15,809
Noncontrolling interests	104,587	99,675	890
Total equity	1,901,478	1,870,307	16,699
Total liabilities and equity	¥5,956,630	¥5,817,065	$51,938

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	March 31
	2016	2017	2017
ASSETS
Current assets:
Cash and cash equivalents	¥983,612	¥960,142	$8,573
Marketable securities	946,397	1,051,441	9,388
Notes and accounts receivable, trade	853,592	953,811	8,516
Other	1,413,126	1,390,328	12,413
	4,196,727	4,355,722	38,890

Film costs	301,228	336,928	3,008
Investments and advances	9,234,083	10,111,793	90,284
Property, plant and equipment	820,818	758,199	6,770
Other assets:
Deferred insurance acquisition costs	511,834	568,837	5,079
Other	1,608,700	1,529,077	13,653
	2,120,534	2,097,914	18,732
Total assets	¥16,673,390	¥17,660,556	$157,684

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥336,940	¥518,079	$4,626
Notes and accounts payable, trade	550,964	539,900	4,821
Deposits from customers in the banking business	1,912,673	2,071,091	18,492
Other	2,030,173	2,092,669	18,684
	4,830,750	5,221,739	46,623

Long-term debt	556,605	681,462	6,084
Accrued pension and severance costs	462,384	396,715	3,542
Future insurance policy benefits and other	4,509,215	4,834,492	43,165
Policyholders’ account in the life insurance business	2,401,320	2,631,073	23,492
Other	781,228	747,595	6,675
Total liabilities	13,541,502	14,513,076	129,581

Redeemable noncontrolling interest	7,478	12,058	108

Equity:
Sony Corporation’s stockholders’ equity	2,463,340	2,497,246	22,297
Noncontrolling interests	661,070	638,176	5,698
Total equity	3,124,410	3,135,422	27,995
Total liabilities and equity	¥16,673,390	¥17,660,556	$157,684

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Financial Services	2016	2017	Change	2017

Financial services revenue	¥1,073,069	¥1,087,504	+1.3%	$9,710
Financial services expenses	915,881	917,479	+0.2	8,192
Equity in net loss of affiliated companies	(645)	(3,601)	－	(32)
Operating income	156,543	166,424	+6.3	1,486
Other income (expenses), net	－	－	－	－
Income before income taxes	156,543	166,424	+6.3	1,486
Income taxes and other	37,741	47,711	+26.4	426
Net income of Financial Services	¥118,802	¥118,713	-0.1%	$1,060

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sony without Financial Services	2016	2017	Change	2017

Net sales and operating revenue	¥7,044,415	¥6,527,499	-7.3%	$58,281
Costs and expenses	6,909,651	6,412,385	-7.2	57,253
Equity in net income of affiliated companies	2,883	7,164	+148.5	64
Operating income	137,647	122,278	-11.2	1,092
Other income (expenses), net	20,755	(22,728)	－	(203)
Income before income taxes	158,402	99,550	-37.2	889
Income taxes and other	71,451	84,956	+18.9	759
Net income of Sony without Financial Services	¥86,951	¥14,594	-83.2%	$130

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Consolidated	2016	2017	Change	2017

Financial services revenue	¥1,066,319	¥1,080,284	+1.3%	$9,645
Net sales and operating revenue	7,039,393	6,522,966	-7.3	58,241
	8,105,712	7,603,250	-6.2	67,886
Costs and expenses	7,813,753	7,318,111	-6.3	65,340
Equity in net income of affiliated companies	2,238	3,563	+59.2	32
Operating income	294,197	288,702	-1.9	2,578
Other income (expenses), net	10,307	(37,083)	－	(331)
Income before income taxes	304,504	251,619	-17.4	2,247
Income taxes and other	156,713	178,330	+13.8	1,593
Net income attributable to Sony Corporation’s stockholders	¥147,791	¥73,289	-50.4%	$654

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Financial Services	2016	2017	Change	2017

Financial services revenue	¥260,908	¥275,133	+5.5%	$2,457
Financial services expenses	243,460	218,457	-10.3	1,951
Equity in net loss of affiliated companies	(272)	(1,358)	－	(12)
Operating income	17,176	55,318	+222.1	494
Other income (expenses), net	－	－	－	－
Income before income taxes	17,176	55,318	+222.1	494
Income taxes and other	(3,874)	15,870	－	142
Net income of Financial Services	.21,050	39,448	+87.4%	$352

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sony without Financial Services	2016	2017	Change	2017

Net sales and operating revenue	¥1,566,950	¥1,631,288	+4.1%	$14,565
Costs and expenses	1,676,365	1,595,458	-4.8	14,245
Equity in net income (loss) of affiliated companies	(635)	3,242	－	29
Operating income (loss)	(110,050)	39,072	－	349
Other income (expenses), net	(6,805)	(6,534)	－	(58)
Income (loss) before income taxes	(116,855)	32,538	－	291
Income taxes and other	(15,889)	29,742	－	266
Net income (loss) of Sony without Financial Services	¥(100,966)	¥2,796	-%	$25

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Consolidated	2016	2017	Change	2017
Financial services revenue	¥259,227	¥273,330	+5.4%	$2,440
Net sales and operating revenue	1,564,874	1,630,274	+4.2	14,556
	1,824,101	1,903,604	+4.4	16,996
Costs and expenses	1,916,067	1,811,097	-5.5	16,170
Equity in net income (loss) of affiliated companies	(907)	1,884	－	17
Operating income (loss)	(92,873)	94,391	－	843
Other income (expenses), net	(6,807)	(6,535)	－	(59)
Income (loss) before income taxes	(99,680)	87,856	－	784
Income taxes and other	(11,343)	60,206	－	537
Net income (loss) attributable to Sony Corporation’s stockholder	¥(88,337)	¥27,650	－ %	$247

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Financial Services	2016	2017	2017
Net cash provided by operating activities	¥495,283	¥376,229	$3,359
Net cash used in investing activities	(694,031)	(953,192)	(8,511)
Net cash provided by financing activities	224,922	611,644	5,461
Net increase in cash and cash equivalents	26,174	34,681	309
Cash and cash equivalents at beginning of the fiscal year	207,527	233,701	2,087
Cash and cash equivalents at end of the fiscal year	¥233,701	¥268,382	$2,396

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sony without Financial Services	2016	2017	2017

Net cash provided by operating activities	¥262,783	¥445,770	$3,981
Net cash used in investing activities	(334,900)	(299,435)	(2,674)
Net cash provided by (used in) financing activities	144,751	(173,425)	(1,548)
Effect of exchange rate changes on cash and cash equivalents	(64,609)	(31,061)	(277)
Net increase (decrease) in cash and cash equivalents	8,025	(58,151)	(518)
Cash and cash equivalents at beginning of the fiscal year	741,886	749,911	6,695
Cash and cash equivalents at end of the fiscal year	¥749,911	¥691,760	$6,177

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Consolidated	2016	2017	2017

Net cash provided by operating activities	¥749,089	¥809,262	$7,226
Net cash used in investing activities	(1,030,403)	(1,253,973)	(11,196)
Net cash provided by financing activities	380,122	452,302	4,038
Effect of exchange rate changes on cash and cash equivalents	(64,609)	(31,061)	(277)
Net increase (decrease) in cash and cash equivalents	34,199	(23,470)	(209)
Cash and cash equivalents at beginning of the fiscal year	949,413	983,612	8,782
Cash and cash equivalents at end of the fiscal year	¥983,612	¥960,142	$8,573

(Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥112 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2017.

2.	As of March 31, 2017, Sony had 1,292 consolidated subsidiaries (including variable interest entities) and 109 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Fiscal year ended March 31
Net income attributable to Sony Corporation’s stockholders	2016	2017
— Basic	1,237,802	1,262,023
— Diluted	1,257,883	1,288,343

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended March 31
Net income (loss) attributable to Sony Corporation’s stockholders	2016	2017
— Basic	1,261,400	1,262,507
— Diluted	1,261,400	1,288,794

All potential shares were excluded as anti-dilutive for the three months ended March 31, 2016 due to Sony incurring a net loss attributable to Sony Corporation’s stock holders. The dilutive effect in the weighted-average number of outstanding shares for the fiscal year ended March 31, 2016 and the fiscal year and three months ended March 31, 2017 primarily resulted from convertible bonds which were issued in July 2015.

4.	Recently adopted accounting pronouncements:
Amendments to the consolidation analysis
In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02 that changes how companies evaluate entities for consolidation. The changes primarily relate to (i) the identification of variable interests related to fees paid to decision makers or service providers, (ii) how entities determine whether limited partnerships or similar entities are variable interest entities, (iii) how related parties and de facto agents are considered in the primary beneficiary determination, and (iv) the elimination of the presumption that a general partner controls a limited partnership. This ASU is effective for Sony as of April 1, 2016. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

Customer’s accounting for fees paid in a cloud computing arrangement
In April 2015, the FASB issued ASU 2015-05 for fees paid in a cloud computing arrangement. The ASU requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses. A cloud computing arrangement without a software license element is to be accounted for as a service contract. This ASU does not affect the accounting for service contracts by a customer. This ASU is effective for Sony as of April 1, 2016. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

Balance sheet classification of deferred taxes
In November 2015, the FASB issued ASU 2015-17 amending the presentation of deferred income taxes and requiring that all deferred tax liabilities and assets be classified as noncurrent on the consolidated balance sheet. This ASU is effective for Sony as of March 31, 2017 and is adopted prospectively. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2016. As a result of this realignment, Sony has separated the Devices segment into the Semiconductors segment and the Components segment. In addition, the operations of the automotive camera business, which were included in the IP&S segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment. Additionally, certain operations which were included in All Other and Corporate and elimination are now included in the Music segment and All Other, respectively. For further details of current segments and categories, see page F-8 and F-9. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

6.
Certain reclassifications of the financial statements and accompanying footnotes for the fiscal year and three months ended March 31, 2016 have been made to conform to the presentation for the fiscal year and three months ended March 31, 2017, respectively.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2016	2017	2017
Additions to Long-lived Assets*	¥468,937	¥272,203	$2,430
(Property, plant and equipment)	(374,361)	(183,957)	(1,642)
(Intangible assets)	(94,576)	(88,246)	(788)
Depreciation and amortization expenses**	397,091	327,048	2,920
(Property, plant and equipment)	(179,272)	(169,284)	(1,511)
(Intangible assets)	(217,819)	(157,764)	(1,409)
Research and development expenses	468,183	447,456	3,995

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2016	2017	2017
Additions to Long-lived Assets*	¥139,557	¥84,015	$750
(Property, plant and equipment)	(108,778)	(52,987)	(473)
(Intangible assets)	(30,779)	(31,028)	(277)
Depreciation and amortization expenses**	121,961	67,494	603
(Property, plant and equipment)	(47,273)	(44,437)	(397)
(Intangible assets)	(74,688)	(23,057)	(206)
Research and development expenses	128,133	122,332	1,092

*	Excluding additions for tangible and intangible assets from business combinations.
**	Including amortization expenses for deferred insurance acquisition costs.

Subsequent events
On April 1, 2017, Sony transferred all of the equity interest in Sony Electronics Huanan Co., Ltd. (“SEH”), a wholly-owned subsidiary in the Semiconductors segment that manufactures camera modules, to Shen Zhen O-Film Tech Co., Ltd. The consideration for the transfer is approximately 234 million U.S. dollars, including the assumption of SEH’s debt and the sales price of approximately 95 million U.S. dollars, all of which is subject to customary post-closing adjustments. As the result of the transfer, Sony expects to recognize a gain on transfer totaling approximately 27,000 million yen in other operating (income) expense, net in the consolidated statement of income for the first quarter of the fiscal year ending March 31, 2018.